UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Iconix Brand Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451055107

(CUSIP Number)

Joseph R. Huber Huber Capital Management, LLC 2321 Rosecrans Avenue, Suite 3245 El Segundo, California 90245 310-207-8400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

(Page 1 of 9 Pages)

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Huber Capital Management, LLC 20-8441410
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,571,227
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,292,127
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,292,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.87%
14	TYPE OF REPORTING PERSON (See Instructions) IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joseph R. Huber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,138,640
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,859,540
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,859,540
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.88%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) is being filed to amend the Statement on Schedule 13D filed on August 12, 2016 (the “Original 13D”), as subsequently amended by Amendment No. 1 filed on August 26, 2016 (“Amendment No. 1”), and as by Amendment No. 2 filed on September 28, 2016 (“Amendment No. 2”), each regarding the beneficial ownership of Common Stock, $.001 par value per share (the “Common Stock”) of Iconix Brand Group Inc. (the “Issuer”), whose principal place of business is located at 1450 Broadway, New York New York 10018. The primary purpose of this Amendment No. 3 is to reflect reduced number of shares of the Issuer’s Common Stock managed by the Reporting Persons. Except as specifically provided herein, this Amendment No. 3 modifies the Original 13D, Amendment No. 1, and Amendment No. 2 in their entirety.

ITEM 2.	IDENTITY AND BACKGROUND.

a.	This statement is filed by:

(i)	Huber Capital Management, LLC, a Delaware limited liability company (“HCM”) with respect to the direct voting and dispositive power over the shares of Common Stock held by HCM’s clients, as a result of causing HCM’s clients to acquire such Common Stock pursuant to HCM’s discretionary authority to manage the assets of such clients. Joseph R. Huber is the managing member of HCM.

(ii)	Joseph R. Huber with respect to the direct and indirect voting and dispositive power over shares of Common Stock, in part as a result of his capacity as managing member of HCM.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.”

b.	The Reporting Persons’ business address is 2321 Rosecrans Ave., Suite 3245, El Segundo, CA 90024.

c.	The principal occupation of Mr. Huber is his employment as the Chief Executive Officer, Chief Investment Officer and the managing member of HCM.

d.	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Huber is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

HCM caused HCM’s clients to acquire the shares of Common Stock held in such client’s accounts using client funds. Mr. Huber acquired his shares of Common Stock with personal funds.

Item 4.	Purpose of Transaction.

The Common Stock was acquired for investment purposes. The Reporting Persons may cause further acquisitions of additional shares of Common Stock or sales of Common Stock through (i) purchases or sales from time to time in the open market at prices prevailing in the market at the time of such purchases or sales, (ii) privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases or sales, or (iii) a combination of open market and privately negotiated transactions.

Such acquisition or sale of additional shares of Common Stock on behalf of the Reporting Persons clients will be, in all cases, subject to the availability of shares at prices deemed by such Reporting Persons to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Persons will cause the purchase or sale of any additional shares of Common Stock or that the Reporting Persons will be causing the purchase or sale of additional shares of Common Stock at any given time, nor can there be any prediction regarding the number of shares of Common Stock over which the Reporting Persons will have voting or dispositive power at any given time or from time to time. The Reporting Persons reserve the right to cause the sale or other disposition of any or all of these shares of Common Stock at any time or from time to time.

The Reporting Persons may also engage in any hedging or similar transactions with respect to the Common Stock.

On September 26, 2016, the Reporting Persons entered into an agreement with the Issuer, reflecting the Reporting Persons’ support of the Issuer’s slate of directors for election to the board at the Issuer’s 2016 annual meeting of stockholders (the “Agreement”). Pursuant to the Agreement, the Reporting Persons have agreed to certain standstill and related commitments through 15 business days prior to the deadline for submission of stockholder nominations for directors for the Issuer’s 2017 annual meeting of stockholders.

Subject to the provisions of the foregoing Agreement, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of item 4 of Schedule 13D. The Reporting Persons may also at any time reconsider and change their plans or proposals relating to the foregoing matters.

Paragraphs (a) through (j) include plans or proposals which the Reporting Persons may have which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

On behalf of its clients, HCM holds 3,292,127 shares of the Issuer’s Common Stock, equivalent to 5.87% of shares outstanding based on 56,128,661 shares issued and outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2016.

A.        HCM

a.	HCM beneficially owns, on behalf of its clients, 3,292,127 shares of Common Stock, which represents 5.87% of the outstanding Common Stock of the Issuer.

b.	HCM has sole power to dispose, on behalf of its clients, of 3,292,127 shares of Common Stock. HCM also has sole power to vote, on behalf of its clients, 1,571,227 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	HCM has purchased or sold, on behalf of its clients, the following shares of Common Stock within the past 60 days:

Transaction Date	Shares/Units Purchased (Sold)	Price per Share/Unit (average price)
2/1/2017	5,000	$9.88
2/10/2017	(10,000)	$9.70
2/10/2017	(11,900)	$9.72
2/14/2017	(700)	$9.74
2/21/2017	(2,400)	$9.40

d.	Please see (a) above.

e.	Not applicable.

B.       Mr. Huber

a.	Mr. Huber may be deemed to beneficially own 3,859,540 shares of Common Stock, individually, and on behalf of the clients of HCM, which represents 6.88% of the outstanding Common Stock of the Issuer. This beneficial ownership arises out of (i) Mr. Huber’s role as managing member of HCM, (ii) the ownership of 100% of the membership interests of HCM by Huber Capital Holdings, LLC, a Delaware limited liability company (“HCH”), for which Mr. Huber serves as managing member; (iii) the ownership of a controlling interest in the membership interests of HCH by JRH Enterprises, Inc., a Delaware corporation, in which Mr. Huber owns a controlling interest; and (iv) through his direct and indirect power over other shares of Common Stock.

b.	Mr. Huber may be deemed to have sole power to dispose of, individually, and on behalf of HCM’s clients, 3,859,540 shares of Common Stock. Mr. Huber may also be deemed to have sole power to vote, individually, and on behalf of HCM’s clients, 2,138,640 shares of Common Stock. The power to vote the remaining shares rests with the HCM client or clients for whom such shares were acquired.

c.	Mr. Huber may be deemed to have caused the purchase or sold, on behalf of the clients of HCM, the following shares of Common Stock within the past 60 days:

Transaction Date	Shares/Units Purchased (Sold)	Price per Share/Unit (average price)
2/1/2017	5,000	$9.88
2/10/2017	(10,000)	$9.70
2/10/2017	(11,900)	$9.72
2/14/2017	(700)	$9.74
2/21/2017	(2,400)	$9.40

d.	Please see (a) above.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to the Agreement described in Item 4 hereof and incorporated by reference to Exhibit 99.2 filed with Amendment No. 2 as filed with the Commission on September 28, 2016.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2017

HUBER CAPITAL MANAGEMENT, LLC

By: HUBER CAPITAL HOLDINGS

LLC, its sole member

By: /s/ Joseph R. Huber

Joseph R. Huber

Managing Member

/s/ Joseph R. Huber

Joseph R. Huber

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